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                                                                  April 25, 2006
                                                                  Our ref: 10137
VIA EDGAR
---------
Securities and Exchange Commission
100 F Street NE
Washington DC 20549
Attention: William Choi, Branch Chief


Re:     DELTA GALIL INDUSTRIES LTD.
        ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 FILED JUNE 27, 2005
        AMENDMENT NO. 1 FILED APRIL 14, 2006
        FILE NO. 0-30020

        ---------------------------------------------------------------

Ladies and Gentlemen:

        Delta Galil Industries Ltd. (the "Company") submitted the above-referenced filing (the "2004 20-F") on June 27, 2005, and received comments of the Staff of the Securities and Exchange Commission (the "Staff") by letter dated December 19, 2005 from William Choi, Branch Chief, to Yossi Hajaj, the Company's Chief Financial Officer. The Company responded to those comments by letter from the undersigned dated February 9, 2006.

        By letter dated March 2, 2006, the Staff sent supplemental comments to the Company. The Company responded to those comments by letter from the undersigned dated March 16, 2006, and filed Amendment No. 1 to the 2004 20-F on April 14, 2006. By letter dated April 17, 2006, the Staff sent further supplemental comments to the Company.

        Set forth below is each further supplemental comment and the response of the Company thereto.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMENT:

1. All amendments filed pursuant to Rule 12b-15 of the Exchange Act must set forth the complete text of each item as amended. Please revise accordingly.

RESPONSE:

Amendment No. 2 to the 2004 20-F, to be filed on or about the date hereof, contains the complete text of revised Item 5.


TEL AVIV OFFICE
One Azrieli Center, Round Building
Tel-Aviv 67021, Isreal
Tel: 972-3-607-4444, Fax: 972-3-607-4422


JERUSALEM OFFICE
1 Shmuel Ha'Nagid Street, 4th Floor
Jerusalem 94592, Israel
Tel: 972-2-623-2683, Fax: 972-2-623-6082

LAW@GKH-LAW.COM   WWW.GKHLAW.COM

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CONTROLS AND PROCEDURES, PAGE 4

COMMENT:

2. You state that "based upon the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that Delta Galil had in place, as of the end of the period covered by the annual report "effective controls and procedures designed to ensure that information required to be disclosed, is recorded, processed, summarized and reported within the time periods specified..." Item 15 of Form 20-F requires disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as opposed to a conclusion that effective controls and procedures are in place. Please revise. In doing so, please also disclose whether information required to be disclosed is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

RESPONSE:

The Company has revised Item 15. Please see Amendment No. 2 to the 2004 20-F, which is to be filed on or about the date hereof.


                                   * * * * * *

        Please contact the undersigned with any further questions regarding this matter.

                                                  Very truly yours,

                                                  /S/ DANIEL GAMULKA

                                                  Daniel Gamulka
                                                  Email: daniel@gkh-law.com
                                                  Direct dial: +972-3-607-4474
                                                  Fax. +972-3-607-4411

cc:  Yossi Hajaj, CFO
     Delta Galil Industries Ltd.